# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: INSEEGO CORP., CIK 0001022652
CUSIP: 45782B302
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 9710 Scranton Road, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 11/06/2024
Filed by CIK 0001633979
Persons authorized to receive notices and communications: Edward E. Murphy, 9710 Scranton Road, Suite 200, San Diego, California (CA), 92121, 203-340-8306

## Reporting persons
- North Sound Trading, LP (CIK 0001633979): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,235,013; shared voting power 0; sole dispositive power 3,235,013; shared dispositive power 0; aggregate amount beneficially owned 3,235,013 (19.9% of the class)
- North Sound Management, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,235,013; shared voting power 0; sole dispositive power 3,235,013; shared dispositive power 0; aggregate amount beneficially owned 3,235,013 (19.9% of the class)
- Brian Miller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,235,013; shared voting power 0; sole dispositive power 0; shared dispositive power 3,235,013; aggregate amount beneficially owned 3,235,013 (19.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: INSEEGO CORP.
Address of issuer's principal executive offices: 9710 Scranton Road, Suite 200, San Diego, California (CA), 92121

## Item 2. Identity and Background
Name of person filing:
This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

(1) North Sound Trading, LP
(2) North Sound Management, Inc.
(3) Brian Miller
Residence or business address:
The principal business address for each of the Reporting Persons is:

c/o North Sound Management, Inc.
115 East Putnam Avenue
Greenwich, CT 06830
Present principal occupation or employment: North Sound Trading, LP ("NS Trading") was formed in order to engage in the acquiring, holding and disposing of investments in various companies. North Sound Management, Inc. ("NS Manager") was formed to act as the general partner of NS Trading, to make investments through NS Trading and to fulfill such other purposes as may be determined by NS Manager and Mr. Miller from time to time. Mr. Miller is the sole shareholder of NS Manager. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, NS Manager and Mr. Miller each may be deemed to be a beneficial owner of the Common Stock held by NS Trading.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of the cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Items 4 and 5 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 6, 2024, the Issuer and NS Trading entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which NS Trading exchanged $55,544,000 principal amount of the Issuer's 3.25% convertible notes due 2025 (the "2025 Notes") for $21,773,248 principal amount of new 9% Senior Secured Notes due 2029 (the "2029 Notes"), 1,676,669 shares of the Issuer's Common Stock (the "Exchange Shares"), warrants to purchase 1,089,835 shares of the Issuer's Common Stock (the "Exchange Warrants") and approximately $25,000 in accrued interest on the 2025 Notes. At the time it initially agreed to a term sheet regarding the exchange transaction, NS Trading participated as a lender in a loan facility under a Loan and Security Agreement (the "Loan Facility") with the Issuer, as borrower, Inseego Wireless, Inc. and Inseego North America LLC, as guarantors, and the other participating lenders. In connection with NS Trading's participation in the Loan Facility, the Issuer issued warrants to purchase 56,410 shares of the Issuer's Common Stock (the "Loan Warrants") to NS Trading.

The 2029 Notes bear interest at a rate of 9% per annum from issuance until their maturity on May 1, 2029, which interest is payable in cash. The holders of the 2029 Notes may require the Issuer to redeem them upon certain fundamental changes affecting the Issuer, and the Issuer may elect to redeem all or any portion of the 2029 Notes for cash at any time and from time to time on or before the trading day prior to the maturity of the 2029 Notes. The 2029 Notes are secured by a first priority lien on substantially all of Company's assets. The Exchange Warrants are exercisable at a price of $12.12 per share of the Issuer's Common Stock (subject to customary adjustment terms) and expire on November 6, 2028. The Loan Warrants are exercisable at a price of $12.12 per share of the Issuer's Common Stock (subject to customary adjustment terms) and expire on June 28, 2028.

In connection with the Exchange Agreement, NS Trading also entered into a Registration Rights Agreement (the "2024 Registration Rights Agreement") with the Issuer, which provides NS Trading with customary registration rights in respect of the shares of Common Stock that it acquired in the Exchange and the shares of Common Stock that it may acquire upon exercise of the Exchange Warrants and Loan Warrants. Pursuant to the 2024 Registration Rights Agreement, the Issuer agreed to file a registration statement with the SEC within six months following the closing date of the exchange. The Registration Rights Agreement also provides NS Trading with "piggy-back" registration rights and indemnification rights, subject to certain requirements and customary conditions.

The summaries set forth herein regarding the Exchange Agreement, Exchange Warrants, Loan Warrants, 2024 Registration Rights Agreement, the 2029 Notes and the Loan Facility are qualified in each case by reference to the full text of the applicable document, each of which was filed by the Issuer as an exhibit to its SEC filings.

The Reporting Persons acquired the shares of Common Stock over which they exercise beneficial ownership in the belief that the shares of Common Stock are an attractive investment. The Reporting Persons have had and anticipate having further discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons' investment in the Issuer. Further discussions may include one or more members of the Issuer's management, the board, other stockholders of the Issuer and other persons to discuss the Issuer's business, strategies, the composition of the board of directors of the Issuer, and other matters related to the Issuer. These discussions may review options for enhancing shareholder value through various strategic alternatives or operational or management initiatives. The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock or the Issuer (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows 11 and 13 of the cover page of each Reporting Person. Shares beneficially owned by each Reporting Person includes Exchange Shares, shares issuable upon exercise of the Exchange Warrants and the Loan Warrants and other shares owned by the Reporting Persons.

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 14,955,107 shares of the Issuer's Common Stock issued and outstanding as of November 7, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2024. Percentage beneficially owned also gives effect to exercise limitation provisions in the Exchange Warrants and Loan Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: Except as otherwise set forth Item 4 above, to the knowledge of the Reporting Persons, none of the Reporting Persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by any member of the group.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the response to Item 4 above. The Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement"), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated as of November 14, 2024.

Exhibit 2: Form of Exchange Agreement (incorporated by reference herein to Exhibit 10.1 of the Form 8-K filed by the Issuer on November 12, 2024).
https://www.sec.gov/Archives/edgar/data/0001022652/000168316824007895/inseego_ex1001.htm

Exhibit 3: Form of Inseego Corp. 9% Senior Secured Notes due 2029 (incorporated by reference herein to Exhibit 4.2(b) of the of the Form 8 K filed by the Issuer on November 12, 2024). https://www.sec.gov/Archives/edgar/data/0001022652/000168316824007895/inseego_ex0402.htm

Exhibit 4: Form of Loan Warrant (incorporated herein by reference to Exhibit 10.3 of the Form 8 K filed by the Issuer on July 1, 2024). https://www.sec.gov/Archives/edgar/data/0001022652/000168316824004550/inseego_ex1003.htm

Exhibit 5: Form of Exchange Warrant (incorporated herein by reference to Exhibit 10.3 of the Form 8 K filed by the Issuer on November 12, 2024). https://www.sec.gov/Archives/edgar/data/0001022652/000168316824007895/inseego_ex1003.htm

Exhibit 6: Registration Rights Agreement, made and entered into as of November 6, 2024 (incorporated by reference herein to Exhibit 10.4 of the Form 8-K filed by the Issuer on November 12, 2024). https://www.sec.gov/Archives/edgar/data/0001022652/000168316824007895/inseego_ex1004.htm

## Signatures
- North Sound Trading, LP: /s/ Brian Miller, By: North Sound Management, Inc., its general partner, by: Brian Miller, President (11/14/2024)
- North Sound Management, Inc.: /s/ Brian Miller, President (11/14/2024)
- Brian Miller: /s/ Brian Miller, Brian Miller (11/14/2024)